Exhibit 99.1

NOTICE OF CHANGE OF AUDITOR UNDER
NATIONAL INSTRUMENT 51-102

TO:	Deloitte & Touche LLP
KPMG LLP

AND TO:	The Canadian Provincial Securities Commissions

Pursuant to Section 4.11 of National Instrument 51-102 (Continuous Disclosure Obligations), notice is hereby given that:

RESIGNATION OF AUDITOR

Deloitte & Touche LLP has resigned as the auditor of Points International Ltd. (the “Company”) at the request of the Company. The resignation is effective as of June 13, 2011.

APPOINTMENT OF NEW AUDITOR

KPMG LLP has been appointed auditor of the Company effective June 13, 2011.

BOARD APPROVAL

The resignation of Deloitte & Touche LLP and the appointment of KPMG LLP were considered and approved by the Company’s Audit Committee and Board of Directors.

NO MODIFIED OPINIONS OR REPORTABLE EVENTS

There has been no modified opinion expressed in the auditor’s report for the two most recently completed financial years nor for any subsequent period up to and including June 13, 2011 for which an audit report was issued.

In the opinion of the Company, there are no reportable events, as that term is defined in Section 4.11 of National Instrument 51-102.

DATED the 13th day of June, 2011.

POINTS INTERNATIONAL LTD.

By:	(signed) Anthony Lam
Anthony Lam
Chief Financial Officer